

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 9, 2015

Thomas Howells
Chief Executive Officer
Concept Holding Corp.
4685 S. Highland Drive, Suite 202
Salt Lake City, UT 84117

> **Re:    Concept Holding Corp.**
> **Registration Statement on Form 10**
> **Filed September 22, 2015**
> **File No. 000-55512**

Dear Mr. Howells:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.  Note that the registration statement becomes effective automatically 60 days after its initial filing.  You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10.  If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

<u>Business</u>

<u>Organization and Corporate History, page 3</u>

2.  Please disclose the nature of Concept Technologies' business operations and identify the actual date when the company terminated its operations.

3.  Please revise your disclosure to reflect the fact that Mr. Howells has a limited amount of time and resources to devote to finding a merger partner. In this regard, we note your disclosure on page 9.

<u>Current Business Activities, page 4</u>

4.  In the penultimate paragraph on page 4, you disclose that Mr. Howells' efforts have been focused on finding a suitable target in the resource and energy industries. Please revise your disclosure to further elaborate on these efforts by defining more specifically the "resource and energy industries," the nature of the target companies within those industries and the geographical concentration, if any, where they may be located.

5.  Please indicate whether Concept Holding, including its primary shareholders, expects to retain an equity stake in the resulting entity. Please also indicate whether the payment of compensation to Mr. Howells, in his capacity as director, executive officer and/or promoter, could be a condition to which a merger partner must agree.

<u>Marketing Strategy, page 5</u>

6.  We note that the company will rely on Mr. Howells's personal contacts in finding a merger partner. Please elaborate on the industries and regions in which Mr. Howells's personal contacts operate. Please also discuss whether you believe that Mr. Howells's personal network is sufficient to find a merger partner or, alternatively, whether you believe it will be necessary to engage a third party to solicit prospective targets. To the extent that you may enter a business combination with an entity in which Mr. Howells has an ownership interest, please provide appropriate disclosure regarding the potential conflicts of interest that may arise as a result of this type of transaction.

<u>Management's Discussion and Analysis or Plan of Operations</u>

<u>Plan of Operation, page 13</u>

7.  Please disclose how long Mr. Howells has been conducting his search for a merger partner.

Liquidity and Capital Resources, page 14

8. Please note here that the funds from the promissory notes are available from the lender upon the company's request. In this regard, we note the terms of the form convertible promissory note filed as Exhibit 10.

Directors and Executive Officers

Management, page 17

9. Please highlight the prior experience, if any, that Mr. Howells has in identifying merger partners and completing merger transactions with reporting companies.

10. Please indicate the extent to which Mr. Howells is involved with other shell companies and whether such involvement presents a conflict of interest with his role with Concept Holding Corp.

Certain Relationships and Related Transactions and Director Independence, page 19

11. We note your disclosure of the promissory notes that exist between the company and Messrs. Howells and Day, respectively. We also note that a form of the promissory note with Mr. Howells appears to have been filed as Exhibit 10. Please file the executed promissory notes between the company and both Messrs. Howells and Day with your next amendment in accordance with Item 601(b)(10) of Regulation S-K.

12. In accordance with the disclosure requirements of Item 404(c) of Regulation S-K, please identify Mr. Howells as a promoter, as well as the nature and the amount of anything of value he may receive directly or indirectly in his capacity as a promoter.

Recent Sales of Unregistered Securities, page 20

13. Please disclose the exemption from registration claimed, including a brief explanation of the facts relied upon to make the exemption available, with regard to the issuance of the shares to Clearline Ventures in exchange for the expenses it paid on behalf of the company. Please refer to Item 701(d) of Regulation S-K for further guidance.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services


cc.     Victor Schwarz
          Victor D. Schwarz, PC